As filed with the Securities and Exchange Commission on May 13, 2004

                                                           Registration No. [ ]
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                -----------------
                                    FORM F-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                -----------------
                                   RADCOM LTD.
             (Exact name of Registrant as specified in its charter)

                   Israel                                     Not Applicable
 (State or other jurisdiction of incorporation               (I.R.S. Employer
              or organization)                              Identification No.)

                                -----------------
                                   RADCOM Ltd.
                           24 Raoul Wallenberg Street
                             Tel Aviv 69719, Israel
                                (+972) 3-645-5055
   (Address and Telephone Number of Registrant's principal executive offices)
                                -----------------

                              RADCOM Equipment Inc.
                       6 Forest Avenue, Paramus, NJ 07652
                               Tel: (201) 518-0033
            (Name, address and telephone number of agent for service)
                                -----------------
                                   Copies to:

        Ernest S. Wechsler, Esq.              Ashok J. Chandrasekhar, Adv.
  Kramer Levin Naftalis & Frankel LLP           Godfarb, Levy, Eran & Co.
            919 Third Avenue                       2 Ibn Gvirol Street
        New York, New York 10022                 Tel Aviv 64077, Israel
                     Tel: (212) 715-9100 Tel: 972-3-608-9814
                     Fax: 212) 715-8000 Fax: 972-3-608-9908

      Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

                                -----------------

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. |X|
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ________
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ________

------------------------------------------------------------------------------

      If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

                                                        Proposed
                                         Proposed        Maximum
  Title of Each Class       Amount to     Maximum       Aggregate    Amount of
  of Securities to be          be      Offering Price   Offering    Registration
      Registered           Registered     Per Unit        Price         Fee
--------------------------------------------------------------------------------
  Ordinary Shares, par
  value NIS 0.05(1)........ 3,851,540      $1.498      $5,769,606.9    $731.01
--------------------------------------------------------------------------------
  Ordinary Shares, par
  value NIS 0.05, issuable
  upon exercise of warrants
  (2)......................   962,887      $2.253(3)  $2,169,384.4(3)  $274.86
--------------------------------------------------------------------------------
  TOTAL.................... 4,814,427                 $7,938,991.3   $1,005.87
--------------------------------------------------------------------------------

(1) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c) of the Securities Act on the basis of the average high and low sales prices of the Registrant's ordinary shares on The Nasdaq National Market on May 11, 2004.
(2) Pursuant to Rule 416 of the Securities Act of 1933, as amended, an additional number of ordinary shares are being registered that may be issued pursuant to the anti-dilution and transactional adjustment provisions of the warrant.
(3) Calculated pursuant to Rule 457(g) of the Securities Act based on the warrant exercise price of $2.253 per share.

                                -----------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. NO SELLING SHAREHOLDER MAY SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                    SUBJECT TO COMPLETION, DATED May 13, 2004

PROSPECTUS

                                   RADCOM LTD.

                         Up to 4,814,427 Ordinary Shares

                                -----------------

      This prospectus relates to the resale, from time to time, by the selling shareholders identified in this prospectus of up to 4,814,427 of our ordinary shares, 3,851,540 of which were issued by us on March 29, 2004 in a private placement transaction. The remainder of these ordinary shares are issuable upon the exercise of warrants to purchase up to 962,887 of our ordinary shares which were issued by us in the private placement transaction.

      We will not receive any of the proceeds from the sale of the ordinary shares by the selling shareholders, but we will receive the proceeds from the exercise of the warrants.

      You should read both this prospectus and any prospectus supplement, together with the additional information described under the heading "Incorporation of Certain Documents by Reference" before you decide to invest in our ordinary shares.

      Our ordinary shares are quoted on the Nasdaq National Market under the symbol "RDCM." The last reported sale price of our ordinary shares on the Nasdaq National Market on May 11, 2004 was $1.49 per share.

      Investing in our ordinary shares involves a high degree of risk. See "Risk Factors" beginning on page 5 of this prospectus to read about factors you should consider before purchasing our ordinary shares.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                -----------------

                      The date of this prospectus is        , 2004

                                TABLE OF CONTENTS

Item                                                                       Page
-------------------------------------------------------------------------------

ABOUT THIS PROSPECTUS                                                        3
THE COMPANY                                                                  3
THE OFFERING                                                                 4
RISK FACTORS                                                                 5
WHERE YOU CAN FIND MORE INFORMATION                                         15
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE                             15
FORWARD-LOOKING STATEMENTS                                                  16
USE OF PROCEEDS                                                             16
SELLING SHAREHOLDERS                                                        17
PLAN OF DISTRIBUTION                                                        20
VALIDITY OF SECURITIES                                                      21
EXPERTS                                                                     21
ENFORCEABILITY OF CIVIL LIABILITIES                                         21


      You should rely only on the information contained or incorporated by reference in this prospectus or any supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and any underwriter or agent is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                              ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the United States Securities and Exchange Commission, or the SEC, utilizing a "shelf" registration process. Under this shelf process, the selling shareholders may offer up to a total of 4,814,287 ordinary shares, from time to time, in one or more offerings in any manner described under the section in this prospectus entitled "Plan of Distribution."

      Unless the context otherwise requires, all references in this prospectus to "RADCOM," "we," "our," "our company, "us" and the "Company" refer to RADCOM Ltd. and its consolidated subsidiaries.

      All references in this prospectus to "ordinary shares" refer to our ordinary shares, par value 0.05 NIS per share.

      All references in this prospectus to "dollars" or "$" are to United States dollars.

      All references in this prospectus to "shekels" or "NIS" are to New Israeli Shekels.

                                   THE COMPANY

      RADCOM Ltd. was incorporated in 1985 under the laws of the State of Israel. Our principal executive offices are located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, and our telephone and fax numbers are 972-3-645-5055 and 972-3-647-4681, respectively. In 1993, we established a wholly-owned subsidiary in the United States, RADCOM Equipment, Inc., a New Jersey corporation. RADCOM Equipment, Inc. is located at 6 Forest Avenue, Paramus, New Jersey 07652 and its telephone number is (201) 518-0033. In 1996, we incorporated a wholly-owned subsidiary in Israel, Radcom Investments (1996) Ltd., located at our office in Tel Aviv Israel. In 2001, we established a wholly-owned subsidiary in the United Kingdom, RADCOM (UK) Ltd., a United Kingdom corporation. RADCOM (UK) Ltd. is located at 2440 The Quadrant Aztec West, Almondsbury Bristol, BS32 4AQ England, and its telephone number is 1454-878827. Our website is www.radcom.com. The information contained on, or linked from, our website is not a part of this prospectus.

      We develop, manufacture, market and support innovative, network test and quality management solutions for data communications and telecommunications networks. Our products are used in the development and manufacturing of network equipment, the installation of networks, and the ongoing maintenance of operational networks to facilitate real-time identification, diagnosis, isolation and resolution of network problems. We introduced our first test equipment solution in 1993 and currently offer the following product lines:

      o The Performer family consists of solutions for both Voice-over-Data , or VoD, and cellular networks. For VoD, we provide a comprehensive solution for pre/post-deployment stages, research and development verification, stress testing and recurring VoD system performance testing. We also provide a comprehensive cellular network analyzer for 2.5 and third generation networks. It is designed for vendor research and development, Quality Assurance (or QA) and integration labs, as well as for operators during network setup and operation.

      o Prism family of WAN/LAN/ATM protocol analyzers, consisting of the PrismLite and Prism UltraLite suite of high quality, integrated multitechnology test equipment. These analyzers are also suited for cellular converged network testing and VoD (e.g. ATM, IP), testing.

      o Omni-Q. A voice quality management system which service providers use to perform quality testing on their live networks, which better enables them to deliver reliable, high-quality packet telephony services and to optimize network resources.

      Our objective is to become a leader in the market for performance analysis and quality management. We seek to achieve this position by delivering customer oriented, technically advanced and cost-effective products together with customer support. Key elements of our strategy include:

      o capitalizing upon our technology position in the area of converged networks and our technology platforms to produce comprehensive testing and analysis solutions for Voice-over-IP, or VoIP, and data over cellular networks;

      o capitalizing upon our customer base and distribution channels to gain understanding into the emerging needs of the marketplace;

      o broadening market penetration by expanding our traditional customer base to include convergence market segments; and

      o     continuing to enhance our distribution channels.

      Our sales network includes 10 manufacturer's representatives in North America, a sales office in China and, in the rest of the world, a network of more than 55 distributors selling in over 45 countries. Our test and analysis equipment has been sold to a number of international companies and government agencies including AT&T, AT&T Wireless, British Telecom, Telstra, Deutsche Telekom, Verizon, Vodafon, KPN, Nortel Networks, Lucent, Siemens, Cisco NTT, NEC, Nokia, Alcatel and Ericsson.

                                  THE OFFERING

      On March 29, 2004, we completed a private placement transaction in which we issued 3,851,540 of our ordinary shares at $1.428 per share, for an aggregate purchase price of approximately $5.5 million before expenses, and warrants to purchase up to 962,887 of our ordinary shares. The warrants are exercisable until March 28, 2006 at an exercise price of $2.253 per ordinary share. We agreed with the recipients of our ordinary shares and warrants to register for public resale the 3,851,540 ordinary shares issued to them in the private placement and the 962,887 ordinary shares issuable to them upon exercise of the warrants. This prospectus has been prepared, and the registration statement of which this prospectus is a part has been filed with the SEC, to satisfy our obligations to the recipients of our ordinary shares and warrants.

      Accordingly, this prospectus covers:

      o the resale by selling shareholders of our ordinary shares issued in the private placement; and

      o the resale by selling shareholders of our ordinary shares issuable upon exercise of the warrants issued in the private placement.

      Investing in our ordinary shares involves risks. You should carefully consider the information under "Risk Factors" beginning on page 5 and the other information included or incorporated by reference in this prospectus before investing in our ordinary shares.

                                  RISK FACTORS

      You should carefully consider the risks described below and all the information contained or incorporated by reference into this prospectus before making an investment decision regarding our ordinary shares. The risks described below are not the only risks facing our company. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to our Business and our Industry

We incurred losses for the years ended December 31, 2001, 2002 and 2003, and we may incur losses again in the future.

      In each of the fiscal years ended December 31, 2001, 2002 and 2003, we incurred losses of approximately $11.4 million, $4.7 million, and $6.2 million, respectively. We may continue to incur losses in the future, which could materially affect our cash and adversely affect the value and market price of our shares.

From time to time we may need to raise financing. If adequate funds are not available on terms favorable to us, our operations and growth strategy will be materially adversely affected.

      As a result of the net losses during the year ended December 31, 2003, we used approximately $4.6 million in cash during that period. We continue to streamline our operations with the objective of aligning our business and cost structure with the changing marketplace. Nevertheless, from time to time we are required to raise financing in connection with our operations and growth strategy. In March 2004, we raised $5.5 million in a private placement of 3,851,540 of our ordinary shares and warrants to purchase 962,887 of our ordinary shares. This equity financing enabled us, among other things, to sustain near-term compliance with certain continued listing requirements of the Nasdaq National Market. Depending upon our level of revenues in the future and the strategies which we adopt, we may need to raise additional debt or equity capital to meet our working capital needs in the future. We do not know whether additional financing will be available when needed, or whether it will be available on terms favorable to us. If adequate funds are not available on terms favorable to us, our operations and growth strategy will be materially adversely affected.

We have a history of quarterly fluctuations in our results of operations and expect these fluctuations to continue. This may cause our stock price to decline.

      We have experienced and expect to experience in the future significant fluctuations in our quarterly results of operations. Factors that may contribute to fluctuations in our quarterly results of operations include:

      o     the size, timing and shipment of orders;

      o customer deferral of orders in anticipation of new products, product upgrades or price enhancements;

      o     the purchasing patterns and budget cycles of our customers;

      o seasonality, including the relatively low level of general business activity during the summer months in Europe and during the winter months in South America;

      o lengthening sales cycles and sales and marketing expenses associated with any deferred or lost sales;

      o     the mix of product sales;

      o expenses, such as rent and salaries, that are largely fixed in nature constituting a significant portion of our operating expenses; and

      o the size and timing of approval of grants from the Government of Israel.

      Our customers ordinarily require the delivery of products promptly after we accept their orders. We usually do not have a significant backlog of accepted orders. Consequently, revenues in any quarter depend on orders received and accepted in that quarter. The deferral of the placing and acceptance of any large order from one quarter to another could materially adversely affect results of operations for a given quarter. If our revenues in any quarter remain level or decline in comparison to any prior quarter, our financial results could be materially adversely affected. In addition, if we do not reduce our expenses in a timely manner in response to level or declining revenues, our financial results for that quarter could be materially adversely affected. Any quarterly fluctuations in our results of operations may have a material adverse effect on the market price of our ordinary shares.

We might not satisfy all the requirements for continued listing on the Nasdaq National Market, and our shares may be delisted.

      The Nasdaq Stock Market has a number of requirements for the continued listing of shares on the Nasdaq National Market. For example, the company is required to maintain minimum shareholders' equity of $10 million, a minimum market value of publicly held shares of $5 million and the company's shares must have a minimum bid price of $1.00 per share. From time to time in the past year, our share price decreased below the required minimum bid price, and we did not maintain the required minimum market value of publicly held shares. In addition, in 2003, we fell below the minimum $10 million shareholders' equity requirement.

      In October 2003, we received a notice from Nasdaq that our shares would be delisted from the Nasdaq National Market if we did not demonstrate a plan to achieve and sustain compliance with all of the continued listing requirements. We submitted a plan of compliance to Nasdaq and subsequently appeared before a Nasdaq Listing Qualifications Panel to present an updated plan to achieve and maintain compliance with all of the Nasdaq National Market continued listing requirements. Our plan included, among other things, a recently completed $5.5 million private placement of ordinary shares and warrants. As a result of the private placement, we are in compliance with the $10 million shareholders' equity requirement. We cannot assure you, however, that we will maintain such compliance over the long term or that we will be able to maintain compliance with all of the continued listing requirements for the Nasdaq National Market. If we fail to comply with any of the continued listing requirements, we could be delisted from the Nasdaq National Market. Our shares would then be quoted on the Nasdaq SmallCap Market (if we satisfy the continued listing requirements for such market) or the Over-The-Counter Bulletin Board.

A continuation of the slowdown in the telecommunications industry could materially adversely affect our revenues and results of operations.

      Telecommunications and data communications equipment developers, manufacturers and carriers are the principal end-users of a large percentage of our products. From 2001 through the first half of 2003, the telecommunications industry in much of the world, including in our principal geographic markets, experienced a slowdown, resulting in decreases and delays in the procurement and deployment of new telecommunications equipment. In the second half of 2003 we perceived an improvement in the general market for telecommunications equipment, particularly in the cellular segment of the market. However, we are unable to predict the duration of this trend or the extent of any impact that it may have on our revenues or results of operations. Any return to a prolonged and substantial curtailment of growth in the telecommunications industry will likely have a material adverse effect upon us, and may result from circumstances unrelated to us or our product offerings.

The market for our products is characterized by changing technology, requirements, standards and products, and we may be materially adversely affected if we do not respond promptly and effectively to such changes.

      The market for our products is characterized by rapidly changing technology, changing customer requirements, evolving industry standards and frequent new product introductions, certain of which changes could reduce the market for our products or require us to develop new products. For example, the sharp reduction in demand for our ATM and frame relay products during 2003 resulted in significantly reduced revenues for the year. We continue to be affected by the pre-2003 slowdown in the general telecommunications market and by changing market demands for different technologies.

      New or enhanced telecommunications and data communications-related products developed by other companies could be incompatible with our products. Therefore, our timely access to information concerning, and our ability to anticipate, changes in technology and customer requirements and the emergence of new industry standards, as well as our ability to develop, manufacture and market new and enhanced products successfully and on a timely basis, will be significant factors in our ability to remain competitive.

      In addition, as a result of the need to develop new and enhanced products, we expect to continue making investments in research and development before or after product introductions. Some of our research and development activities relate to long-term projects, and these activities may fail to achieve their technical or business targets and may be terminated at any point, and revenues expected from these activities may not be received for a substantial time, if at all.

Our inventory may become obsolete or unusable.

      We make advance purchases of various component parts in relatively large quantities to ensure that we have an adequate and readily available supply. Our failure to accurately project our needs for these components and the demand for our products that incorporate them, or changes in our business strategy or technology that reduce our need for these components, could result in these components becoming obsolete prior to their intended use or otherwise unusable in our business. For example, in 2003 we wrote-off $960,000 of inventory which we determined to be obsolete.

We are dependent on our key personnel, in particular Arnon Toussia-Cohen, our President and Chief Executive Officer, the loss of whom could negatively affect our business.

      Our future success depends in large part on the continued services of our senior management and key personnel. In particular, we are highly dependent on the services of Arnon Toussia-Cohen, our President and Chief Executive Officer. Any loss of the services of Arnon Toussia-Cohen, other members of senior management or other key personnel could negatively affect our business.

We may lose significant market share as a result of intense competition in the markets for our existing and future products.

      Many companies compete with us in the market for internetworking test and analysis solutions and voice quality management. We expect that competition will increase in the future, both with respect to products that we currently offer and products that we are developing. Moreover, manufacturers of data communications and telecommunications equipment, which are current and potential customers of ours, may in the future incorporate into their products capabilities similar to ours, which would reduce the demand for our products. In addition, affiliates of ours that currently provide services to us may, in the future, compete with us.

      Many of our existing and potential competitors have substantially greater resources including financial, technological, engineering, manufacturing and marketing and distribution capabilities, and several of them may enjoy greater market recognition than us. We may not be able to compete effectively with our competitors. A failure to do so could adversely affect our revenues and profitability.

We are dependent upon the success of distributors and manufacturer's representatives who are under no obligation to distribute our products.

      We are highly dependent upon our distributors and manufacturer's representatives for their active marketing and sales efforts and for the distribution of our products. Many of our manufacturer's representatives in North America and several of our distributors outside of North America are the only entities engaged in the distribution of our products in their respective geographical areas. Typically, our arrangements with them do not prevent our distributors from distributing competitive products, or require them to distribute our products in the future. Our distributors may not give a high priority to marketing and supporting our products. Our results of operations could be materially adversely affected by changes in the financial condition, business or marketing strategies of our distributors. Any such changes could occur suddenly and rapidly.

We may lose distributors or manufacturer's representatives on which we currently depend and we may not succeed in developing new distribution channels.

      Our seven largest distributors in Europe and Asia accounted for a total of approximately 31.3% of our sales in 2001, 22.4% of our sales in 2002, and 30.1% of our sales in 2003. Our six largest manufacturer's representatives in North America accounted for a total of approximately 31% of our sales in 2001, 30.5% of our sales in 2002, and 34.7% of our sales in 2003. If we terminate or lose any of our distributors or manufacturer's representatives, or if they downsize significantly, we may not be successful in replacing them on a timely basis, or at all. Any changes in our distribution and sales channels, particularly the loss of a major distributor or our inability to establish effective distribution and sales channels for new products, will impact our ability to sell our products and result in a loss of revenues.

We could be subject to warranty claims and product recalls, which could be very expensive and harm our financial condition.

      Products as complex as ours sometimes contain undetected errors. These errors can cause delays in product introductions or require design modifications. In addition, we are dependent on other suppliers for key components incorporated in our products. Defects in systems in which our products are deployed, whether resulting from faults in our products or products supplied by others, from faulty installation or from any other cause may result in customer dissatisfaction, product return and, potentially, product liability claims filed against us. Our warranties permit customers to return defective products for repair. The warranty period is typically one to two years. Any failure of a system in which our products are deployed (whether or not our products are the cause), product recall, product liability claim and any associated negative publicity could result in the loss of, or delay in, market acceptance of our products and harm our business.

We depend on limited sources for key components and if we are unable to obtain these components when needed we will experience delays in manufacturing our products.

      We currently obtain key components for our products from either a single supplier or a limited number of suppliers. We do not have long-term supply contracts with any of our existing suppliers. This presents the following risks:

      o Delays in delivery or shortages in components could interrupt and delay manufacturing and result in cancellations of orders for our products.

      o Suppliers could increase component prices significantly and with immediate effect.

      o We may not be able to develop alternative sources for product components.

      o Suppliers could discontinue the manufacture or supply of components used in our products. This may require us to modify our products, which may cause delays in product shipments, increased manufacturing costs and increased product prices.

      o We may be required to hold more inventory than would be immediately required in order to avoid problems from shortages or discontinuance.

      We have experienced delays and shortages in the supply of components on more than one occasion in the past. This resulted in delays in our delivering products to our customers.

Our proprietary technology is difficult to protect and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

      Our success and ability to compete depend in large part upon protecting our proprietary technology. We rely upon a combination of contractual rights, software licenses, trade secrets, copyrights, nondisclosure agreements and technical measures to establish and protect our intellectual property rights in our products and technologies. In addition, we sometimes enter into non-disclosure and confidentiality agreements with our employees, distributors and manufacturers representatives and with certain suppliers with access to sensitive information. However, we have no registered patents, and these measures may not be adequate to protect our technology from third-party infringement. Moreover, pursuant to current U.S. and Israeli laws, we may not be able to enforce existing non-competition agreements. Additionally, effective trademark, patent and trade secret protection may not be available in every country in which we offer, or intend to offer, our products.

We are subject to litigation regarding intellectual property rights which could seriously harm our business.

      Third parties may from time to time assert against us infringement claims or claims that we have violated a patent or infringed a copyright, trademark or other proprietary right belonging to them. If such infringement were found to exist, we may be required to modify our products or intellectual property or obtain a license or right to use such technology or intellectual property. Any infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

      On January 13, 2004, we were served with a complaint, in the United States District Court for the District of New Jersey, by Acterna, LLC, alleging that certain of our products infringed one or more claims of a patent allegedly owned by Acterna. No precise amount of damages has been asserted to date. We filed an answer to the complaint denying the allegations in the complaint and served a counterclaim for a declaratory judgment, attacking the patent being asserted on the basis of non-infringement, invalidity due to prior existing technology, and unenforceability due to certain alleged improper actions taken by Acterna in obtaining the patent. We believe that our defenses are meritorious and we intend to vigorously defend our right to sell the products. Should it ever become necessary to do so, we believe that we can continue to sell the accused products using alternative technologies. At this stage, it is not possible to estimate the amount of the potential damages or the chances of success relating to this lawsuit.

Yehuda Zisapel and Zohar Zisapel, beneficially own approximately 34.9% of our ordinary shares, including 255,602 shares which may be issued upon exercise of the warrants, and therefore have significant influence over the outcome of matters requiring shareholder approval, including the election of directors.

      As of March 31, 2004, Yehuda Zisapel and Zohar Zisapel (our Chairman of the Board of Directors), who are brothers, beneficially owned an aggregate of 5,146,562 ordinary shares, including 255,602 shares which may be issued upon exercise of the warrants, representing approximately 34.9% of the ordinary shares outstanding following the private placement. As a result, Yehuda Zisapel and Zohar Zisapel have significant influence over the outcome of various actions that require shareholder approval, including the election of our directors. In addition, Yehuda Zisapel and Zohar Zisapel may be able to delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control of management.

We engage in transactions with companies controlled by Yehuda Zisapel and Zohar Zisapel, which may result in potential conflicts.

      As more fully described below, we are engaged in and expect to continue to be engaged in numerous transactions with companies controlled by Yehuda Zisapel and Zohar Zisapel. We believe that such transactions are beneficial to us and are generally conducted upon terms which are no less favorable to us than would be available from unaffiliated third parties. Several products of such affiliated companies may be used in place of our products, and it is possible that direct competition between us and one or more of such affiliated companies may develop in the future. Moreover, opportunities to develop, manufacture, or sell new products (or otherwise enter new fields) may arise in the future and be pursued by one or more affiliated companies instead of or in competition with us. This could materially adversely affect our business and results of operations.

We may encounter difficulties with our international operations and sales which could affect our results of operations.

       While we are headquartered in Israel, approximately 98.4% of our sales in 2002 and 99.2% of our sales in 2003 were generated outside of Israel, including in North America, Europe, Asia, South America and Australia. This subjects us to many risks inherent in international business activities, including:

      o national standardization and certification requirements and changes in tax law and regulatory requirements;

      o longer sales cycles, especially upon entry into a new geographical market;

      o     export license requirements;

      o     trade restrictions;

      o     changes in tariffs;

      o     currency fluctuations;

      o     economic or political instability;

      o     greater difficulty in safeguarding intellectual property; and

      o difficulties in managing overseas subsidiaries and international operations.

      We may encounter significant difficulties in connection with the sale of our products in international markets as a result of one or more of these factors.

The ordinary shares issued to investors in the PIPE transaction, ordinary shares underlying the warrants issued in the PIPE transaction, and ordinary shares underlying our options, may be sold in the public market, which could materially adversely affect the market price of our ordinary shares and our ability to raise capital through an offering of securities.

      In connection with the PIPE investment, we issued 3,851,540 ordinary shares and warrants to purchase 962,887 ordinary shares. We are registering the ordinary shares, and the shares issuable upon the exercise of the warrants, for resale by filing a resale registration statement of which this prospectus forms a part and we will keep the registration statement effective for a period of two
(2) years. In addition, as of March 31, 2004, options to purchase a total of 2,859,827 ordinary shares were outstanding, and an additional 801,197 ordinary shares issuable pursuant to options which may be granted under our stock option plans were reserved for issuance. All shares issued upon the exercise of these options will be immediately available for sale in the public market, subject to the terms of grant of the options. Sales of the ordinary shares issued in the PIPE, sales of the ordinary shares issuable upon exercise of the warrants or options, or even the prospect of such sales, could materially adversely affect the market price of our ordinary shares and our ability to raise capital through our offering of securities.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

       If for any taxable year our passive income, or our assets which produce (or are held for the production of) passive income, exceed specified levels, we may be characterized as a passive foreign investment company for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our U.S. shareholders. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

Volatility of the market price of our ordinary shares could adversely affect us and our shareholders.

      The market price of our ordinary shares has been and is likely to continue to be highly volatile and could be subject to wide fluctuations in response to numerous factors, including the following:

      o     market conditions or trends in our industry;

      o political, economic and other developments in the State of Israel and world-wide;

      o actual or anticipated variations in our quarterly operating results or those of our competitors;

      o announcements by us or our competitors of technological innovations or new and enhanced products;

      o     changes in the market valuations of our competitors;

      o     announcements by us or our competitors of significant acquisitions;

      o entry into strategic partnerships or joint ventures by us or our competitors; and

      o     additions or departures of key personnel.

      In addition, the stock market in general, and the market for Israeli and technology companies in particular, has been highly volatile. Many of these factors are beyond our control and may materially adversely affect the market price of our ordinary shares, regardless of our performance. Shareholders may not be able to resell their ordinary shares following periods of volatility because of the market's adverse reaction to such volatility and we may not be able to raise capital through an offering of securities.

Any reversal or slowdown in deregulation of telecommunications markets could materially harm the markets for our products.

      Future growth in the markets for our products will depend, in part, on the continued privatization, deregulation and the restructuring of telecommunications markets worldwide, as the demand for our products is generally higher when a competitive environment exists. Any reversal or slowdown in the pace of this privatization, deregulation or restructuring could materially harm the markets for our products. Moreover, the consequences of deregulation are subject to many uncertainties, including judicial and administrative proceedings that affect the pace at which the changes contemplated by deregulation occur, and other regulatory, economic and political factors. Furthermore, the uncertainties associated with deregulation have in the past, and could in the future, cause our customers to delay purchasing decisions pending the resolution of these uncertainties.

We do not intend to pay dividends.

      We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain any future earnings to finance operations and to expand our business and, therefore, do not expect to pay any cash dividends in the foreseeable future.

Risks Relating to Our Location in Israel

Conditions in Israel affect our operations and may limit our ability to produce and sell our products.

      We are incorporated under Israeli law and our principal offices and manufacturing and research and development facilities are located in the State of Israel. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. We could be adversely affected by hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation, or a significant downturn in the economic or financial condition of Israel. Since October 2000, there has been a marked increase in hostilities between Israel and the Palestinians, which has adversely affected the peace process and has negatively influenced Israel's relationship with several Arab countries. Furthermore, certain parties with whom we do business have declined to travel to Israel during this period, forcing us to make alternative arrangements where necessary, and the United States Department of State and other countries have issued an advisory regarding travel to Israel, impeding the ability of travelers to attain travel insurance. Also, the political and security situation in Israel may result in certain parties with whom we have contracts claiming that they are not obligated to perform their commitments pursuant to force majeure provisions of those contracts.

      Since our manufacturing facilities are located exclusively in Israel, we could experience disruption of our manufacturing due to acts of terrorism or any other hostilities involving or threatening Israel. If an attack were to occur, any Israeli military response that results in the call to duty of the country's reservists (as further discussed below) could affect the performance of our Israeli facilities for the short term. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. We do not believe that the political and security situation has had any material impact on our business to date; however, we can give no assurance that it will have no such effect in the future.

      Some neighboring countries, as well as certain companies and organizations, continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. We are also precluded from marketing our products to certain of these countries due to U.S. and Israeli regulatory restrictions. Because none of our revenue is currently derived from sales to these countries, we believe that the boycott has not had a material adverse effect on us. However, restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on the expansion of our business.

      All male adult citizens and permanent residents of Israel under the age of 51 are, unless exempt, obligated to perform up to approximately 31 days of military reserve duty annually. Additionally, these residents are subject to being called to active duty at any time under emergency circumstances. Many of our officers and employees are currently obligated to perform annual reserve duty. While we believe that we have operated relatively efficiently given these requirements since we began operations and during the period of the increase in hostilities with the Palestinians since October 2000, we cannot assess what the full impact of these requirements on our workforce or business would be if the situation with the Palestinians would change, and we cannot predict the effect on our business operations of any expansion or reduction of these requirements.

We may be adversely affected if the rate of inflation in Israel exceeds the rate of devaluation of the New Israeli Shekel against the dollar.

      A portion of our expenses, primarily labor expenses, is incurred in New Israeli Shekels, or NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation will lag behind inflation in Israel. Although in recent years the rate of devaluation of the NIS against the dollar exceeded the rate of inflation in Israel (a reversal from prior years, which reversal benefited us), we cannot predict any future trends. If the dollar costs of our operations in Israel increase, our dollar-measured results of operations will be adversely affected.

We currently benefit from government programs and tax benefits which may be discontinued or reduced.

      We currently receive grants and tax benefits under Government of Israel programs. In order to maintain our eligibility for these programs and benefits, we must continue to meet specified conditions, including making specified investments in fixed assets and paying royalties with respect to grants received. In addition, some of these programs restrict our ability to manufacture particular products outside of Israel or transfer particular technology. If we fail to comply with these conditions in the future, the benefits received could be canceled and we could be required to refund any payments previously received under these programs or pay increased taxes. The Government of Israel has reduced the benefits available under these programs in recent years and these programs and tax benefits may be discontinued or curtailed in the future. If we do not receive these grants in the future, we will have to allocate other funds to product development at the expense of other operational costs. The amount, if any, by which our taxes will be increased depends upon the rate of any tax increase, the amount of any tax benefit reduction and the amount of any taxable income that we may earn in the future. If the Government of Israel ends these programs and tax benefits, our business, financial condition and results of operations could be materially adversely affected.

Provisions of Israeli law may delay, prevent or make difficult a merger or acquisition of us, which could prevent a change of control and depress the market price of our shares.

      The Israeli Companies Law generally requires that a merger be approved by a company's board of directors and by a majority of the shares voting on the proposed merger. Unless a court rules otherwise, the statutory merger will not be deemed approved if a majority of the ordinary shares held by shareholders other than the potential merger partner (or by any person who holds 25% or more of the shares of capital stock or the right to appoint 25% or more of the directors of the potential merger partner) vote against the merger. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy its obligations. In addition, a merger may not be completed unless at least 70 days have passed since the filing of the merger proposal with the Israeli Registrar of Companies by each of the merging companies.

       Finally, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

      These provisions of Israeli corporate and tax law and the uncertainties surrounding such law may have the effect of delaying, preventing or making more difficult a merger with us or acquisition of us. This could prevent a change of control over us and depress the market price of our ordinary shares which otherwise might rise as a result of such a change of control.

It may be difficult to (i) effect service of process, (ii) assert U.S. securities laws claims and (iii) enforce U.S. judgments in Israel against directors, officers and experts named in this prospectus.

      We are incorporated in Israel. All of our executive officers and directors named in this prospectus are nonresidents of the United States, and a substantial portion of our assets and the assets of such persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any of those persons or to effect service of process upon those persons. It may also be difficult to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

                       WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a registration statement on Form F-3 under the Securities Act, with respect to the securities offered by this prospectus. However, as is permitted by the rules and regulations of the SEC, this prospectus, which is part of our registration statement on Form F-3, omits certain non-material information, exhibits, schedules and undertakings set forth in the registration statement. For further information about us, and the securities offered by this prospectus, please refer to the registration statement.

      We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file reports, including annual reports on Form 20-F by June 30 of each year. We also furnish to the SEC under cover of Form 6-K material information required to be made public in Israel, filed with and made public by any stock exchange or distributed by us to our shareholders.

      The registration statement on Form F-3 of which this prospectus forms a part, including the exhibits and schedules thereto, and reports and other information filed by us with the SEC may be inspected without charge and copied at prescribed rates at the SEC's Public Reference Room at 450 Fifth Street, NW., Washington, D.C. 20549. Copies of this material are also available by mail from the Public Reference Section of the SEC, at 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC (http://www.sec.gov). You can find additional information about us at our website, www.radcom.com. The information contained on, or linked from, our website is not a part of this prospectus.

      As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. In addition, our officers, directors and principal shareholders are exempt from the "short-swing profits" reporting and liability provisions contained in Section 16 of the Exchange Act and related Exchange Act rules.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to "incorporate by reference" the information we file with or submit to it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with or submitted to the SEC will update and supersede this information. We incorporate by reference into this prospectus the documents listed below:

      (a) Our annual report on Form 20-F for the fiscal year ended December 31, 2003, filed with the SEC on May 6, 2004 (SEC File No. 0-29452);

      (b) The description of our ordinary shares contained in our registration statement on Form 8-A (SEC File No. 0-29452), filed with the SEC on September 19, 1997, and any amendment or report filed for the purpose of updating such description.

      In addition, all subsequent annual reports on Form 20-F, and all of our subsequent filings on Form 8-K filed by us pursuant to the Exchange Act, prior to the termination of the offering, and any reports on Form 6-K subsequently submitted to the SEC or portions thereof that we specifically identify in such forms as being incorporated by reference into the registration statement of which this prospectus forms a part, shall be considered to be incorporated into this prospectus by reference and shall be considered a part of this prospectus from the date of filing or submission of such documents.

      As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between the documents and this prospectus, you should rely on the statements made in the most recent document.

      We will deliver to each person (including any beneficial owner) to whom this prospectus has been delivered a copy of any or all of the information that has been incorporated by reference into this prospectus but not delivered with this prospectus. We will provide this information upon written or oral request, and at no cost to the requester. Requests should be directed to:

      RADCOM Ltd.
      24 Raoul Wallenberg Street, Tel Aviv 61719, Israel
      Tel.: (+972) 3-645-5004
      Fax:  (+972) 3-647-4681
      Attn.:  Chief Financial Officer

                           FORWARD-LOOKING STATEMENTS

      This prospectus contains or incorporates historical information and forward-looking statements within the meaning of the federal securities laws. Statements looking forward in time are included in this prospectus pursuant to the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. They involve known and unknown risks and uncertainties that may cause our actual results in future periods to be materially different from any future performance suggested herein, including all of the risks and uncertainties discussed under "Risk Factors" and elsewhere in this prospectus, as well as in the documents we have incorporated by reference. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements and you should therefore not rely on these forward-looking statements, which are applicable only as of the date hereof.

      We urge you to consider that statements that use the terms "believe," "do not believe," "expect," "plan," "intend," "estimate," "anticipate," "project" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. Our actual results may differ materially from the results discussed in forward-looking statements. Factors that could cause our actual results to differ materially include, but are not limited to, those discussed above under "Risk Factors", elsewhere in this prospectus and in the documents we have incorporated by reference.

      Except as required by applicable law, including the securities laws of the U.S., we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise and we disclaim any obligation to publicly revise any such statements to reflect any change in expectations or in events, conditions, or circumstances on which any such statements may be based.

                                 USE OF PROCEEDS

      We will not receive any proceeds from the sale of the ordinary shares by the selling shareholders in this offering. If the warrants are exercised in full, we would realize proceeds, before expenses in the amount of $2,169,384. The net proceeds of the exercise of the warrants will be used for working capital and general corporate purposes, and in accordance with our budget, as it is approved by our board of directors from time to time.

                              SELLING SHAREHOLDERS

      The selling shareholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their ordinary shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions. The ordinary shares and the warrants to purchase ordinary shares were issued to the selling shareholders pursuant to the transaction described above under "The Offering."

      On March 29, 2004, we completed a private placement transaction in which we issued 3,851,540 of our ordinary shares at an aggregate purchase price of $5.5 million ($5.3 million net of expenses), or $1.428 per ordinary share, as well as warrants to purchase up to 962,887 of our ordinary shares at an exercise price of $2.253 per ordinary share. The warrants are exercisable until March 28, 2006.

      Pursuant to the terms of the share and warrant purchase agreement, we agreed to prepare and file with the SEC, not later than May 13, 2004, a registration statement on Form F-3, to enable the resale by the selling shareholders from time to time of the shares issued to the selling shareholders and the sale of the shares underlying the warrants issued to the selling shareholders as described above. We also agreed to use best efforts to cause such registration statement, among other things, to remain continuously effective until the earlier of (i) the second anniversary of the effective date of the registration statement, (ii) the date on which all of the shares issued and shares underlying warrants issued to the selling shareholders as described above have been sold hereunder or (iii) the date on which all of the shares issued and shares underlying warrants issued to the selling shareholders as described above can be sold by holders thereof pursuant to Rule 144(k) promulgated under the Securities Act.

      The selling shareholders agreed that they will not sell or otherwise transfer the shares issued and the shares underlying warrants issued to the selling shareholders as described above that would constitute a sale within the meaning of the Securities Act, except pursuant to either (i) an effective registration statement, or (ii) a transaction which, in the opinion of counsel reasonably satisfactory to Radcom, qualifies as a transaction that is exempt from registration under the Securities Act and the rules and regulations promulgated thereunder, and, if such sale is made in Israel, under the Israeli Securities Law, 5728-1968 and the rules and regulations promulgated thereunder.

      The following table presents information with respect to the beneficial ownership of our ordinary shares by each selling shareholder and the number of shares that may be offered for sale pursuant to this prospectus by each such selling shareholder. This information was compiled from information provided to us by or on behalf of the selling shareholders with respect to their holdings as of April 28, 2004. The amounts set forth may have increased or decreased since the date such information was provided. Our registration of these shares does not necessarily mean that the selling shareholders will sell any or all of the registered shares. Since the selling shareholders may sell all or part of their shares and such offerings are not being underwritten on a firm commitment basis, no estimate can be given as to the number of shares that will be held by any selling shareholder upon termination of any offering made hereby.

--------------------------------------------------------------------------------
                              Shares Beneficially
  Name and Address of             Owned Prior                   Shares to
  Selling Shareholder           to the Offering               Be Offered(2)
--------------------------------------------------------------------------------
                                            Percent of               Percent of
                               Number       Outstanding     Number   Outstanding
                                            Shares (1)               Shares (1)
--------------------------------------------------------------------------------
Star Growth Enterprise,      1,137,955            7.8%    1,137,955      7.8%
  a German Civil Law
Partnership, (with
limitation of
liability) Possartstr. 9
D-81679 Munich, Germany
--------------------------------------------------------------------------------
SVM Star Ventures               87,535            0.6%       87,535      0.6%
Managementgesellschaft
mbH Nr. 3
Possartstr. 9
D-81679 Munich, Germany
--------------------------------------------------------------------------------
Zohar Zisapel (3)            3,119,401           21.3%      646,884      4.4%
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel
--------------------------------------------------------------------------------
Rachel Samsonov                448,025            3.1%      437,675      3.0%
3 Aya Street
Ramat Hasharon 47226,
Israel
--------------------------------------------------------------------------------
Rad Data                       177,841            1.2%       49,895      0.3%
Communications Ltd. (3)
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel
--------------------------------------------------------------------------------
Yehuda Zisapel (3)           1,849,320           12.7%      581,232      4.0%
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel
--------------------------------------------------------------------------------
Peter Freedberger               72,668            0.5%       43,768      0.3%
544 West 111th Street
#6L
New York, NY  10025
--------------------------------------------------------------------------------
Victor Halpert                  43,768            0.3%       43,768      0.3%
4 Peachtree Drive
Montville, NJ  07045
--------------------------------------------------------------------------------
B.C.S. Growth Fund             350,140            2.4%      350,140      2.4%
(Israel) LP
3 Daniel Frisch Street
Tel Aviv 64731, Israel
--------------------------------------------------------------------------------
GMM Capital LLC                218,838            1.5%      218,838      1.5%
100 W. 33rd Street
Suite #923
New York, NY  10001
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                              Shares Beneficially
  Name and Address of             Owned Prior                   Shares to
  Selling Shareholder           to the Offering               Be Offered(2)
--------------------------------------------------------------------------------
                                            Percent of               Percent of
                               Number       Outstanding     Number   Outstanding
                                            Shares (1)               Shares (1)
--------------------------------------------------------------------------------
Benny Bergman                  196,954            1.4%      196,954      1.4%
3 Daniel Frisch Street
Tel Aviv 64731, Israel
--------------------------------------------------------------------------------
Porto Invest and               196,954            1.4%      196,954      1.4%
Finance s.a.
Edificio Rocamar
Calle 26 Apt. 301
Punta Del Este, Uruguay
--------------------------------------------------------------------------------
Adigar Technologies Ltd.       113,795            0.8%      113,795      0.8%
20 Lincoln Street
Tel Aviv 67314, Israel
--------------------------------------------------------------------------------
Guy Caspi                       52,521            0.4%       52,521      0.4%
33 Yavetz Street
Tel Aviv 65258, Israel
--------------------------------------------------------------------------------
Yariv Caspi                     52,521            0.4%       52,521      0.4%
73 Weitzman Street
Tel Aviv 62155, Israel
--------------------------------------------------------------------------------
Wertheimer Ventures LP         218,838            1.5%      218,838      1.5%
4 Hashalom Road
Tel Aviv 69892, Israel
--------------------------------------------------------------------------------
Medistart LTD.                 271,359            1.9%      271,359      1.9%
50 Town Range
Suites 7B & 8B
Gibraltar
--------------------------------------------------------------------------------
Amos and Daughter              113,795            0.8%      113,795      0.8%
Investments
  and Properties Ltd.
11 Ha Kison Street
Bnei Barak, Israel
--------------------------------------------------------------------------------

(1)   Based on 14,396,097 ordinary shares outstanding as of April 28, 2004.

(2) Includes the 962,887 ordinary shares issuable upon the exercise of the warrants issued to the selling shareholders in the private placement transaction.

(3) Messrs. Zohar Zisapel and Yehuda Zisapel may be deemed to have beneficial ownership of the ordinary shares held by Rad Data Communications Ltd. This deemed beneficial ownership is not reflected in the table above.

                              PLAN OF DISTRIBUTION

      The selling shareholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their ordinary shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

      o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

      o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

      o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

      o an exchange distribution in accordance with the rules of the applicable exchange;

      o     privately negotiated transactions;

      o     short sales;

      o broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

      o     a combination of any such methods of sale; and

      o     any other method permitted pursuant to applicable law.

      The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

      Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

      The selling shareholders may from time to time pledge or grant a security interest in some or all of the ordinary shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the ordinary shares from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.

      The selling shareholders also may transfer the ordinary shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

      The selling shareholders and any broker-dealers or agents that are involved in selling the ordinary shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the ordinary shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling shareholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the ordinary shares.

      The selling shareholders and we have agreed to indemnify each other and our respective controlling persons against, and in certain circumstances to provide contribution with respect to, specific liabilities in connection with the offer and sale of the ordinary shares, including liabilities under the Securities Act. We will pay the expenses incident to the registration of the ordinary shares, except that the selling shareholders will pay all underwriting discounts, commissions or fees attributable to the sale of the securities and will pay the costs of their own counsel.

      Each selling shareholder and any other persons participating in a distribution of securities will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which may restrict certain activities of, and limit the timing of purchases and sales of securities by, the selling shareholders and other persons participating in a distribution of securities. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distribution, subject to specified exceptions or exemptions. All of the foregoing may affect the marketability of the securities offered hereby.

                             VALIDITY OF SECURITIES

      The validity of the ordinary shares, including the ordinary shares issuable upon exercise of the warrants, will be passed upon for us by Goldfarb, Levy, Eran & Co., our Israeli counsel.

                                     EXPERTS

      The consolidated financial statements of the Company as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, included in the Company's Annual Report on Form 20-F for the year ended December 31, 2003 have been incorporated by reference herein and in the Registration Statement, in reliance upon the report of Somekh Chaikin, a member of KPMG International and Blick Rothenberg Certified Public Accountants (UK), independent accountants, incorporated by reference herein, and upon the authority of said firms as experts in accounting and auditing.

                       ENFORCEABILITY OF CIVIL LIABILITIES

      Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, a substantial number of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because our principal assets and a substantial number of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

      We have been informed by our legal counsel in Israel, Goldfarb, Levy, Eran & Co., that there is doubt concerning the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a United States final executory judgment in a civil matter, including a monetary or compensatory judgment in a non-civil matter, obtained after due process before a court of competent jurisdiction according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel. The rules of private international law currently prevailing in Israel do not prohibit the enforcement of a judgment by Israeli courts provided that:

      o     the judgment is enforceable in the state in which it was given;

      o adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

      o the judgment and the enforcement of the judgment are not contrary to the law, public policy, security or sovereignty of the state of Israel;

      o the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

      o an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

      We have irrevocably appointed RADCOM Equipment, Inc. as our agent to receive service of process in any action against us in any competent court of the United States arising out of this offering or any purchase or sale of securities in connection with this offering.

      If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at an annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

                                   RADCOM LTD.

                         Up to 4,814,427 Ordinary Shares

                                   PROSPECTUS

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8.  Indemnification Of Directors And Officers

      Under the Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care, provided that the articles of association of the company permit it to do so. Our articles of association allow us to exempt our office holders to the fullest extent permitted by law.

      Our articles of association further provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to an act performed by such individual in his or her capacity as an office holder, for:

      o a breach of an office holder's duty of care to us or to another person;

      o a breach of an office holder's duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice our interests; or

      o a financial liability imposed upon an office holder in favor of another person concerning an act performed by an office holder in his or her capacity as an office holder.

      Our articles of association also provide that we may indemnify an office holder in respect of an obligation or expense imposed on the office holder in respect of an act performed in his or her capacity as an office holder, as follows:

      o a monetary obligation imposed on an office holder in favor of another person in accordance with a judgment, including a settlement or an arbitration award approved by a court; and

      o reasonable litigation expenses, including attorneys' fees, incurred by the office holder or which the office holder was ordered to pay by a court, in a proceeding we instituted against him or her or which was instituted on our behalf or by another person, or in a criminal charge from which he or she was acquitted, or a criminal charge in which he or she was convicted for a criminal offense that does not require proof of criminal intent.

Our articles of association also include provisions:
----------------------------------------------------

      o authorizing us to undertake in advance to indemnify an office holder, provided that the undertaking is restricted to types of events which our Board of Directors deems to be anticipated at the time of the undertaking and limited to an amount determined by our Board of Directors to be reasonable under the circumstances; and

      o     authorizing us to retroactively indemnify an office holder.

      The Companies Law provides that a company may not enter into a contract for the insurance of its office holders nor indemnify an office holder nor exempt an officer from responsibility toward the company, for any of the following:

      o a breach by the office holder of his or her duty of loyalty, unless, with respect to insurance coverage, the office holder acted in good faith and had a reasonable basis to believe that such act would not prejudice the company's interests;

      o a breach by the office holder of his or her duty of care if the breach was committed intentionally or recklessly;

      o any act or omission committed with the intent to unlawfully derive a personal profit; or

      o     any fine or penalty imposed on the office holder.

      We indemnified and exculpated our office holders by providing them with indemnification agreements and by approving the purchase of a directors and officers liability insurance policy.

Item 9.  Exhibits

Exhibit No.     Description
-----------     -----------

4.2 *           Form of share certificate.
5.1             Opinion of Goldfarb, Levy, Eran & Co., Israeli counsel for
                RADCOM Ltd., as to the validity of the ordinary shares.
23.1            Consent of Goldfarb, Levy, Eran & Co. (included in Exhibit
                5.1).
23.2            Consent of Somekh Chaikin, a member of KPMG International.
23.3            Consent of Blick Rothenberg
24.1            Power of Attorney (included on signature page).

-----------------------

* Previously filed with the SEC on January 5, 1996 as Exhibit 4.1 to the Company's Registration Statement on Form F-1, File Number 333-00120, and incorporated herein by reference.


Item 10.  Undertakings

      (a) The undersigned registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                        (i) To include any prospectus required by Section
                  10(a)(3) of the Securities Act of 1933;

                        (ii) To reflect in the prospectus any facts or events
                  arising after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                        (iii) To include any material information with respect
                  to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

            provided, however, that paragraphs (a) (1)(i) and (a) (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to
            Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

            (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

            (4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)
                  (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to the directors, officers and controlling persons of the registrant pursuant to the provisions described under "Item 8. Indemnification of Directors and Officers" above, or otherwise, the registrants has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tel Aviv, in the State of Israel, on May 13, 2004.

                                    RADCOM LTD.


                                    By: /s/ Arnon Toussia-Cohen
                                       ------------------------------------
                                       Arnon Toussia-Cohen
                                       Chief Executive Officer


                                POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Arnon Toussia-Cohen and David Zigdon, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement, together with all schedules and exhibits thereto, and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on, sign and file any supplement to any prospectus filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

            Signature                    Title                      Date
            ---------                    -----                      ----

     /s/ Arnon Toussia-Cohen      President, Chief Executive      May 13, 2004
   -----------------------------  Officer and Director
         Arnon Toussia-Cohen      (Principal Executive Officer)


     /s/ David Zigdon             Vice President Finance and      May 13, 2004
   -----------------------------  Chief Financial Officer
         David Zigdon             (Principal Financial and
                                  Accounting Officer)

                                  Chairman of the Board of        May 13, 2004
     /s/ Zohar Zisapel            Directors
   ----------------------------
         Zohar Zisapel


     /s/ Rony Ross                Director                        May 13, 2004
   ----------------------------
         Rony Ross


     /s/ Zohar Gilon              Director                        May 13, 2004
   ----------------------------
         Zohar Gilon


     /s/ Dan Barnea               Director                        May 13, 2004
   ----------------------------
         Dan Barnea


                     Authorized Representative in the U.S.:

            RADCOM Equipment, Inc.

      By: /s/ David Judge
         --------------------------

      Name: David Judge

      Title: Director - Finance, US

      Date: May 13, 2004